INFORMATION CIRCULAR

WITH RESPECT TO SOLICITATION OF PROXIES BY MANAGEMENT OF ACREX VENTURES LTD. FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT 1710 -1177 WEST HASTINGS STREET, VANCOUVER, B.C., CANADA ON THE 25th DAY OF JUNE, 2008.

PROXIES:

(a)

A SHAREHOLDER GIVING A PROXY CAN DELETE THE NAMES OF THE NOMINEES NAMED IN THE ACCOMPANYING FORM AND INSERT, IN THE SPACE PROVIDED, THE NAME OF SOME OTHER NOMINEE.  A PROXY NOMINEE NEED NOT BE A MEMBER OF THE COMPANY.

(b)

A shareholder forwarding the attached proxy may indicate the manner in which the nominee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  IN SUCH INSTANCE THE NOMINEE, IF ONE PROPOSED BY MANAGEMENT, WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH ITEM LEFT BLANK.  A discretionary authority so granted may be exercised with respect to amendments or variations to matters which may properly come before the Meeting, unless the shareholder deletes the discretionary authority from the proxy.

(c)

The shares represented by the proxies submitted by the shareholders will be voted in accordance with the directions, if any, given in the proxies.

(d)

A shareholder giving a proxy shall have the right to attend, or appoint someone else to attend, as his proxy, at the meeting and the proxy earlier submitted can be revoked in the manner described in the next item below entitled "Revocability of Proxy".

(e)

A form of Proxy will not be valid unless it is completed and delivered to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not later than 4:00 p.m. (Toronto local time) on Monday, June 23, 2008.

REVOCABILITY OF PROXY:

A shareholder giving a proxy has the power to revoke it.  Revocation can be effected by an instrument in writing signed by the shareholder giving the proxy or the shareholder's duly authorized attorney, either deposited at the Registered Office of the Company at 1710 - 1177 West Hastings Street, Vancouver, B.C., on or before the day of the Meeting, or any adjournment thereof, or by depositing the same with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement, or by personal appearance by the shareholder giving the proxy at the Meeting prior to the hour of commencement of the Meeting.

PERSONS MAKING THIS SOLICITATION:

This solicitation is made on behalf of Management of the Company and the cost of it will be borne by the Company.  No Director has given Management notice that he intends to oppose any action intended to be taken by Management at the Meeting.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON:

No Director or Officer, past, present or nominated, or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be indirectly involved in the normal business of the Meeting or  general affairs of the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF:

(a)

There are 40,610,447 shares of the Company outstanding, all of one class known as common.  All are entitled to vote at the Meeting and each share has one non-cumulative vote.

(b)

Shareholders entitled to vote at the Meeting will be those of record as of 10:00 a.m. (Vancouver local time) on Tuesday, June 24, 2008. The record date established to determine who is entitled to receive a copy of the Notice of Meeting is May 21, 2008.

(c)

To the best of the knowledge of the Company there are no shareholders holding individually, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Company.

(d)

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm - or a nominee of the brokerage firm - through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s Registrar and Transfer Agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to vote - or direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).  Pursuant to National Instrument 54-101 issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs.

This year, the Company has decided to take advantage of the provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs.  As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our Transfer Agent, Computershare Trust Company of Canada “Computershare”.  These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile.  In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions.  Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

ELECTION OF DIRECTORS:

The following persons are proposed to be nominated for election as Directors at the Annual Meeting.  Their terms of office as Directors will expire as of the date of the Meeting, but other offices held by them with the Company will be continued unless they are not re-elected Directors.  All of the Directors who are elected will have their term of office expire at the next Annual General Meeting of the Company.

Name and present office held	Five Year History of Principal Occupations	No. of Shares directly or indirectly beneficially held
THEODORE JAMES MALCOLM POWELL Richmond, B.C. Director, President and Chief Executive Officer	Businessman; engaged as public relations and business consultant through his wholly owned company, Arbutus Enterprises Ltd. Director of various public companies.	1,582,415
FRANK A. LANG Vancouver, B.C. Director and Chairman of the Board	Director, President, CEO and/or Chairman of the Boards of Directors of the various companies which have comprised the Lang Group of Companies	521,833
CARL R. JONSSON Vancouver, B.C. Director, Secretary and Chief Financial Officer	Principal in Vancouver law firm Tupper Jonsson & Yeadon - the Solicitors for the Company; Director of various public companies	275,525
GREGORY G. CROWE (1) Bowen Island, B.C. Director	Geological Consultant to numerous companies involved in mineral exploration. Since July 2002 President and Chief Executive Officer of Entrée Gold Inc.	23,196

ARTHUR G. TROUP (1) West Vancouver, B.C. Director	Director, President, CEO Sultan Minerals Ltd. since June, 1997; Director Cream Minerals; formerly Senior Geologist with Emgold & ValGold Resources; prior to that President of Archean Engineering Ltd.	35,100
ROBIN MERRIFIELD (1) North Vancouver, B.C. Director	Director of Corporate Communications for Sultan Minerals Inc. March 2005 – March 2006; Chief Financial Officer, Gulf International Minerals Ltd., London, England – October 2004 – September 2005; Senior Vice-President and CFO of Eurasia Energy Ltd. April 1, 2006 to present	50,000

(1)

Members of the Audit Committee.  It is considered by the Board of Directors that all of the members of the Audit Committee are financially literate and independent within the meanings contained in Multilateral Instrument 52-110.

STATEMENT OF EXECUTIVE COMPENSATION

Interpretation

Form 41 of the Securities Act (British Columbia) defines "Executive Officer" to mean the Chairman and any Vice-Chairman of the Board of Directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary (collectively the “Named Executive Officers”).

Summary Compensation Table

The Company has had in the period since the commencement of its last full fiscal year - i.e. since January 1, 2007 - two executive officers, Messrs. Theodore James Malcolm Powell and Carl R. Jonsson.  Compensation for each of the executive officers of the Company for the fiscal year ended December 31, 2007 is set out below:

Name and principal positions during period ending December 31, 2007		Annual Compensation			Long Term Compensation
					Awards		Payouts
	Financial Year Ending	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SARs Granted ($)	Restricted Shares or Restricted Share Units ($)	Long term Incentive plan Payouts ($)	All Other Compen- sation ($)
Theodore James Malcolm Powell Director, President and Chief Executive Officer	2005 2006 2007	Nil Nil Nil	Nil Nil Nil	108,000(2) 108,000(2) 108,000(2)	Nil (3) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Carl R. Jonsson Director, Secretary and Chief Financial Officer	2005 2006 2007	Nil Nil Nil	Nil Nil Nil	Nil(1) Nil(1) Nil(1)	Nil (3) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

The Company incurred charges for legal fees during fiscal year 2007 with the law firm of which Carl Jonsson is a principal, of $39,800.  Some portion of that amount would have accrued to the personal benefit of Mr. Jonsson.

(2)

During the fiscal year the Company paid management fees of $108,000 to a company which is wholly owned by the Company’s President.  A further $11,800 was paid to that company for equipment rental.

(3)

Effective July 8, 2005 options on 360,000 shares were granted to the President and options on 25,000 shares were granted to the Secretary.  They are exercisable at $0.12 per share.

(a)

In compliance with applicable disclosure requirements:  - C.R. Jonsson has been, within the past 10 years, a director and/or officer of three companies the shares of which were/are listed on the TSX Venture Exchange and its predecessor, in Canada, that were the subject of Cease Trade Orders issued by Provincial Securities Regulators having jurisdiction over them.  In the case of each company Mr. Jonsson held the positions incidental to his acting as the Solicitor for the Companies:

-

Director and Secretary, August 1987 - August 2003, of Global CT & T Telecommunications Ltd.  Cease Trade Order was issued against it for failure to file and distribute financial statements - which has not been rescinded.

-

Director and Secretary of Global Net Entertainment Corp.  Cease Trade Order was issued against it for failure to file and distribute financial statements - which has been rescinded.

-

Director until February, 2005 of TelcoPlus Enterprises Ltd.  Cease Trade Order was issued against it for failure to file and distribute financial statements - which has been rescinded.

(b)

The Company did not, in the last completed fiscal year, pay any direct remuneration to its directors or senior officers.

(c)

The Company does not provide any pension, retirement plan or other direct or indirect remuneration for its Directors or officers that constitutes an expense to the Company.

(d)

Since the beginning of the last completed financial year there has been no indebtedness to the Company by any director, senior officer, or proposed nominee for election as a director or associate of any such person.

(e)

During the fiscal year ended December 31, 2007 no stock options or other stock appreciation rights were exercised by any of the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR’s at Fiscal Year-End (#)	Value of Unexercised In-the-Money Options/SAR’s at Fiscal Year-End ($)
T.J. Malcolm Powell	Nil	Nil	1,250,000	3,600
Carl R. Jonsson	Nil	Nil	200,000	250

APPOINTMENT OF AUDITORS:

The Company will move to reappoint BDO Dunwoody LLP, Chartered Accountants, of Vancouver, British Columbia, as the Auditors of the Company, at a remuneration to be negotiated and settled by the Directors.  BDO Dunwoody LLP became the auditors of the Company when they merged with the Company’s former auditors Amisano Hanson.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING:

In addition to the appointment of Directors and Auditors and approval of Financial Statements, the Meeting will be asked to consider the following items:

(a)

Approval of the Annual Report to the Shareholders from the Board of Directors as supplemented at the Meeting by verbal comments by management officials present at the Meeting.

(b)

Approval and ratification of all of the Directors' actions during the period since the last Annual Meeting of the Shareholders.

(c)

Approval of the Stock Option Plan, adopted by the Board of Directors of the Company April 20, 2007.  The Plan has been structured to comply with the rules of the TSX Venture Exchange (“Exchange”).  The principal features and terms of the Plan are:

(1)

The aggregate number of shares which may be subject to option at any one time may not exceed 10% of the issued shares of the Company as of that date – including options granted prior to the adoption of the Plan;

(2)

When options are exercised their exercise prices may not be less than the minimum then specified by the rules of the Exchange;

(3)

Options may not be granted to any one Optionee which would exceed 5% of the issued shares of the Company in any 12-month period;

(4)

No more than 2% of the issued shares of the Company may be optioned at any one time to consultants or investor relations agents to the Company;

(5)

Options may not be granted for a term exceeding 5 years – which will be, if the Optionee dies, to a term of one year following the date of death – and if the Optionee ceases to be qualified to receive options from the Company within 30 days after the date of such cessation;

(6)

Options granted under the Plan may not be assigned by the Optionees;

(7)

The Plan is a “rolling” plan.  This means that if options that are outstanding under the Plan are exercised additional options can be granted – so long as the total, with the new options, does not involve in excess of 10% of the issued shares of the Company outstanding on that date.

Copies of the Plan will be available for review at the Meeting.  The Plan can also be viewed on the Company’s website at www.acrexventures.com.   A copy can also be obtained by request to the Company’s Secretary, Carl R. Jonsson, at (604) 640-6357;  email:  jonsson@securitieslaw.bc.ca.

As the Company, as of the date of this Information Circular, has 40,610,447 issued shares, options cannot be granted on this date as to more than 10% of the issued shares – being 4,061,045 shares of the Company.   As of

this date the Company has granted options to its directors, officers and service providers as to a total of 3,550,000 shares of the Company.   Therefore, the Company could, based on the present issued share capital, issue options as to a further 511,045 shares.

Shares issued upon the exercise of stock options must be legended with the applicable hold period.  As the Company has filed a current Annual Information Form filed with the B.C. Securities Commission the hold period presently applicable to securities issued by the Company is 4 months – measured from the date the options were granted.

Save for the matters referred to herein, Management knows of no other matters intended to be brought before the Meeting.  However, if any matters which are not now known to Management shall properly come before the Meeting, the Proxy given pursuant to this solicitation to Management in the event discretionary authority is provided in the Proxy will be voted on such matters in accordance with the best judgement of the person voting the Proxy.

Additional Information

Additional Information concerning the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.acrexventures.com.

Compliance with Corporate Governance Rules and Recommendations

The Board of Directors of the Company has responsibility for the stewardship of the Company.  It satisfies the only corporate governance rule binding on the Company – namely the appointment and maintenance of an Audit Committee.  The Canadian securities commissions have published recommendations and guidelines with respect to corporate governance.  However, these are only recommendations - and because the Company has only a small Board of Directors and no business activities the recommended corporate governance rules have not been adopted.  With respect to the corporate governance rules:

Corporate Governance

Pursuant to National Policy 58-101 – Disclosure of Corporate Governance Practices the Company is required to and hereby discloses its corporate governance practices as follows:

1.

Board of Directors

The Board of Directors of the Company facilitates its exercising of independent supervision over the Company’s management through occasional meetings of the Board, usually with members of the Company’s management being in attendance.

Arthur Troup, Gregory Crowe and Robin Merrifield are “independent” directors in that they are independent and free from any interest, and any business or other relationship, which could reasonably be perceived to materially interfere with the director’s ability to act with the best interests of the Company, other than interests and relationships arising from their shareholdings.

All of the directors of the Company are presently directors of one or more other reporting issuers, as follows:

Directors	Other Issuers
Malcolm Powell	Alder Resources Ltd. Astorius Resources Ltd. Armadillo Resources Ltd.

Gregory Crowe	Entree Gold Inc. Centrasia Mining Corp.
Arthur Troup	Cream Minerals Ltd. Sultan Minerals Inc. Astorius Resources Ltd. Armadillo Resources Ltd.
Carl R. Jonsson

Alder Resources Ltd.

Dolly Varden Resources Ltd.

Guildhall Minerals Ltd.

Bonterra Energy Income Trust

Caledonia Mining Corporation

Comaplex Minerals Corp.

Global Mainframe Corp.

Pine Cliff Energy Ltd.

Comet Industries Ltd.

Astorius Resources Ltd.

Armadillo Resources Ltd.

Frank Lang	Aurizon Mines Ltd. Sultan Minerals Inc. Cream Minerals Ltd.
Robin Merrifield	Cream Minerals Ltd.

2.

Orientation and Continuing Education

The Company has no programmes for the orientation or education of new directors.

3.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.

In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

4.

Nomination of Directors

The Company does not have a process for recruiting new members of the Board.

5.

Compensation

The Company does not have a Compensation Committee.

6.

Other Board Committees

Other than the Audit Committee, the Company does not have any Board committees.

7.

Assessments

The Board will annually review its own performance and effectiveness as well as review annually the Audit Committee Charter and recommend revisions to the Board as necessary.  Neither the Company nor the Board has adopted formal means or methods to regularly assess the Board, its committees or the individual directors with respect to their effectiveness and contributions.

The Company feels its corporate governance practices are appropriate and effective for the Company, given its relatively small size, and limited operations.  The Company’s method of corporate governance allows for the Company to operate efficiently, with simple checks and balances that control and monitor management and corporate functions without excessive administrative burden.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a venture issuer, to disclose annually certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following.

The Company’s Audit Committee is governed by an Audit Committee Charter, the text of which is attached as Appendix “A” to this Information Circular.  The Audit Committee is comprised of three directors, Robin Merrifield, Arthur Troup and Gregory Crowe.  They are all, as defined in MI 52-110, “independent”.  Also as defined in MI 52-110, all of the audit committee members are “financially literate”.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

The Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.  The engagement of non-audit services is considered by the Company’s Board of Directors on a case-by-case basis.

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2007	$17,000	$1,475	$1,450	$Nil
December 31, 2006	$31,350(1)	$Nil	$Nil	$Nil

(1)

The figure shown includes $13,750 which related to the 2005 audit.

DATED:

 May 15, 2008.

ON BEHALF OF THE BOARD OF DIRECTORS

APPENDIX ‘A’

ACREX VENTURES LTD.

Charter of the Audit Committee of the Board of Directors

(As adopted April 10, 2007)

I.

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Acrex Ventures Ltd. (“Acrex”) is to assist the Board in its oversight of the:

-

integrity, adequacy and timeliness of Acrex’ s financial reporting and disclosure practices;

-

processes for identifying the principal financial risks of Acrex and the control systems in place to monitor them;

-

compliance with legal and regulatory requirements related to financial reporting; and

-

independence and performance of Acrex’s independent external auditors (“Auditors”).

The Committee shall be constituted and perform its activities in compliance with all applicable governmental and securities laws, regulations and rules (“Rules”).

The Committee’s role is one of oversight. The financial statements are the responsibility of Management. The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Acrex’s financial statements in accordance with generally accepted accounting principles.

II.

Authority

1.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may require the Auditors as well as any officer of Acrex, or Acrex’s outside counsel, to attend a meeting of the Committee or to meet with any Members of the Committee (“Members”), or consultants to the Committee.

2.

The Committee shall have unrestricted access to Acrex’ s books and records.

3.

The Committee has authority to:

(a)

engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)

set and pay the compensation for any advisors engaged by the Audit Committee;  and

(c)

communicate directly with the internal and external auditors.

III.

Composition and Meetings

1.

The Committee and its Members shall meet all applicable legal, regulatory and listing requirements;

2.

Members and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion. The Committee will be appointed annually at the first Board meeting following the annual general meeting; and in the absence of such appointment, and pending such appointment, the Committee shall continue to be comprised of its existing members;

3.

The Committee shall be comprised of three or more directors, one of whom shall serve as the Chairperson;

4.

Each member of the Committee shall satisfy the applicable laws and regulations, and the rules of any stock exchange or market upon which the shares of Acrex are listed or proposed to be listed for trading (hereinafter generally called the “Stock Exchange”) and, to the extent required by the Rules of the Stock Exchange, each member shall be independent as defined by the Rules and free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from Management or the Auditors;

5.

The Committee shall meet, at the discretion of the Chairperson or a majority of the Members, as circumstances dictate or as may be required by applicable legal or listing requirements, and a majority of the Members shall constitute a quorum;

6.

If and whenever a vacancy shall exist, the remaining Members may exercise all of its powers and responsibilities so long as a quorum remains in office;

7.

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the Members, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose; in the case of a tie the Chairperson shall have a second or tie-breaking vote;

8.

The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities;

9.

The Committee may invite such other persons to its meetings as it deems appropriate; and

10.

The Auditors will have direct access to the Committee on their own initiative.

11.

The Chairperson of the Committee (“Chairperson”), or other Member so designated by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

12.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

IV.

Responsibilities

A.

With Respect to financial disclosure documents:

1.

The Committee shall review Acrex’s interim unaudited and annual audited financial statements and report thereon to the Board prior to their being filed with the appropriate regulatory authorities or published or distributed. With respect to the financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of Management with Management and the Auditors as and when the Committee deems it appropriate to do so;

2.

The Committee shall review the Management’s Discussion and Analysis relating to annual and interim financial statements, and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to them being filed with the appropriate regulatory authorities or published or distributed;

3.

The Committee shall review Management’s earnings releases relating to annual and interim financial statements prior to them being filed with the appropriate regulatory authorities or published or distributed;

4.

The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management’s response and subsequent follow-up to any identified weaknesses;

5.

The Committee shall review the evaluation of internal controls by the Auditors, together with Management’s response;

6.

The Committee shall meet no less frequently than annually separately with the Auditors and Acrex’s Chief Financial Officer to review Acrex’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate;

7.

The Committee shall be directly responsible for overseeing the work of the Auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Acrex, including the resolution of disagreements between management and the Auditors regarding financial reporting;

8.

The Committee must pre-approve all non-audit services to be provided to Acrex or its subsidiary entities by the Auditors;

9.

The Committee must be satisfied that adequate procedures are in place for the review of Acrex’s public disclosure of financial information extracted or derived from Acrex’s financial statements, other than the public disclosure referred to in sub-clauses 1, 2 and 3 of Clause IV.A above, and must periodically assess the adequacy of those procedures;

10.

The Committee must establish procedures for:

(a)

the receipt, retention and treatment of complaints received by Acrex regarding accounting, internal accounting controls, or auditing matters;  and

(b)

the confidential, anonymous submission by employees of Acrex of concerns regarding questionable accounting or auditing matters.

11.

The Committee must review and approve Acrex’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

B.

With Respect to the Auditors

1.

The Auditors are ultimately accountable to the shareholders of Acrex. The Board has the authority to nominate the Auditors to be proposed for shareholder approval in any proxy statement. The Board will set the compensation for the Auditors - but only after the Committee has given its recommendations as to their compensation;

2.

The Committee shall review the performance of the Auditors;

3.

The Auditors must report directly to the Committee;

4.

The Committee shall annually recommend to the Board the appointment or reappointment of the Auditors, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant;

5.

The Committee shall be responsible for ensuring that the Auditors submit to the Committee (on a periodic basis) a formal written statement delineating all relationships between the Auditors and Acrex. The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence;

6.

The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

C.

Other Committee Responsibilities

The Committee shall perform any other activities consistent with this Charter and any governing law or regulations as the Committee or the Board deems necessary or appropriate, including:

1.

Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities;

2.

Making enquiries of management and the Auditors to identify significant business, political, financial and control risks and exposures and to assess the steps management has taken to minimize such risks.

DATED:

April 10, 2007.